Annual Report

Cover Page

Name of issuer:

Newchip Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/15/2016

Physical address of issuer:

707 E Live Oak St. Unit 1
Austin TX 78704

Website of issuer:

http://www.newchip.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

18

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$205,936.00	$226,477.86
Cash & Cash Equivalents:	$6,280.00	$152,504.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$174,739.36	$10,004.36
Long-term Debt:	$3,715,750.30	$3,045,294.30
Revenues/Sales:	$752,606.15	$42,879.73
Cost of Goods Sold:	$12,964.14	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($904,247.18)	($1,980,202.30)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Newchip Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nihar Patel	Chief of Staff	Newchip Inc.	2018
Matt Bell	President	Bell Interactive	2016
Ryan Rafols	CEO	Newchip	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nihar Patel	Secretary	2018
Keagan Wernicke	COO	2020
Ryan Rafols	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ryan Rafols	8300000.0 Class B Common Stock	80.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are an early stage company and have not yet generated any profits. Newchip was formed in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Newchip has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials statements were prepared on a "going concern" basis. Certain matters, as described below and in the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. However, based on management's assessment of operations and financing, they determined that the substantial doubt is alleviated. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We are reliant on one main type of service and our partners. All of current services are variants on one type of service to our partners. Our revenues are therefore dependent upon the market for online capital formation.

We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Ryan Rafols, Cofounder Nihar Patel, and COO Keagan Wernicke, and our advisory, engineering and marketing teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs or to meet the advisory burden that may be placed on on us in the future. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Newchip, its providers, and partners are vulnerable to hackers and cyber attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, the issuer companies that utilize our platform, and partners. Further, any significant disruption in service on the Newchip platform or in its computer systems could reduce the attractiveness of the Newchip platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technologies. Any disruptions of services or cyber attacks either on our technology providers or on Newchip could harm our reputation and materially negatively impact our financial condition and business.

We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies viewable in our platform network. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition. We help facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory or business model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Voting Control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

We are offering a discount to certain classes of investors. These investments may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company based on an earlier investment.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than expected to our stockholders, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets, there may not be frequent trading and therefore no market price for our stock.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	10,000,000	5,439,453	Yes
Class B Common Stock	10,000,000	8300000	Yes
Preferred Stock	10,000,000	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	04/30/19
Amount	$567,356.00
Interest rate	5.0% per annum
Discount rate	25.0%
Valuation cap	$28,000,000.00
Maturity date	05/01/21

Forward Financing is owed $32,620.41 and is due to be paid off by September 2020 if not sooner, as a merchant cash advance there is no interest rate.

Clearbanc is owed $53,789.76 with a flexible payment schedule based on a percentage of revenue. There is no interest accruing as Clearbanc charges a flat financing fee.T

hese debt amounts are valid as of 5/27/2020.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2017	Regulation D, Rule 506(b)	SAFE	$631,000	General operations
5/2018	Regulation D, Rule 506(b)	SAFE	$1,369,000	General operations
10/2018	Regulation Crowdfunding	SAFE	$611,414	General operations
4/2019	Section 4(a)(2)	Convertible Note	$567,356	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Matt Bell
Amount Invested	$17,500.00
Transaction type	Other
Issue date	12/25/17
Relationship	Director

Matt Bell is on our Board, and we hired his agency for contract work for marketing.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our accelerator program provide founders with all of the tools, skills, and mentorship necessary to build, scale, and fund their startups.

Milestones

Newchip Inc. was incorporated in the State of Delaware in June 2016.

Since then, we have:

- Backed by JV, YGC, Sputnik, Youbi, Polymath, and executives from Goldman Sachs + Credit Suisse.
- Our portfolio of startups have raised over $100M+ in capital from 100,000+ investors all over the world.
- Ranked in Top 50 Global Startups from 67 countries by G-Startup Worldwide (judges included Tim Draper, Sequoia Capital, Softech and more).
- Ranked #1 for startup investing on App Store, Top 10 for fundraising and investing, App Store Top 100 in Finance.
- Ranked Top 25 Accelerators Globally & Top 500 Venture Investors by Crunchbase
- Want to see first-hand what Newchip is all about? Apply at: www.newchip.com

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $752,606.15 compared to the year ended December 31, 2018, when the Company had revenues of $42,879.73. Our gross margin was 98.28% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $205,936, including $6,280 in cash. As of December 31, 2018, the Company had $226,477.86 in total assets, including $152,504 in cash.
- *Net Loss.* The Company has had net losses of $904,247.18 and net losses of $1,980,202.30 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $3,728,812.71 for the fiscal year ended December 31, 2019 and $3,055,298.66 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,612,650.30 in SAFEs and Convertile Notes.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Newchip Inc. cash in hand is $61,388.10, as of April 2020. Over the last three months, revenues have averaged $190,000/month, cost of goods sold has averaged $4,000/month, and operational expenses have averaged $187,500/month, for an average burn rate of $1,500 per month. Our intent is to be profitable in 15 months.

2020 saw our Accelerator grow dramatically due to some new staff brought on board and revamped curriculum. Revenues are pushing $200,000 despite the Covid-19 crisis, however payment plans mean we manage our cash flows carefully.

Sustainable profitability is around the corner. We expect to increase our revenues to the 300k+ range over the next 6 months due to synergistic products. We've endeavored to secure ourselves by improving our cash position and are committed to keeping costs under control as we expand the top line. We expect some growth assistance from investors.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.newchip.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Keagan Wernicke
- Matt Bell
- Nihar Patel
- Ryan Rafols

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird New Chip 3 SAFE
- New Chip 3 SAFE

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Keagan Wernicke
- Matt Bell
- Nihar Patel
- Ryan Rafols

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Newchip Inc.

By

Ryan Rafols

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nihar Patel

CFO

6/8/2020

Ryan Rafols

Founder & CEO

5/27/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.